SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                             (Amendment No. 14)


                          ESC Medical Systems Ltd.
               ---------------------------------------------
                             (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
               ---------------------------------------------
                     (Title of Class of Securities)

                                 M40868107
               ---------------------------------------------
                              (CUSIP Number)


                            Barnard J. Gottstein
                          Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                              (907) 278-2277
             -------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                    Los Angeles, California  90071-3144
                               (213) 687-5000


                                 June 17, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                 [  ]



      This Amendment No. 14 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, Amendment No. 9, dated May 20, 1999, Amendment No. 10, dated May 27, 1999, Amendment No. 11, dated May 29, 1999, Amendment No. 12, dated June 15, 1999, and Amendment No. 13, dated June 16, 1999 (the "Original
 Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard
 J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

 ITEM 4.   PURPOSE OF TRANSACTION.

       Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

           On June 17, 1999, the legal representatives of Messrs. Genger and Gottstein filed three motions in an Israeli court, seeking declaratory relief on the validity of their proxies, for an injunction against the trustee of the Company's stock option plans from voting the shares purportedly held by the trustee, and for an order of contempt of court for the Company's failure to deliver in a timely manner to Messrs. Genger and Gottstein a complete list of all shareholders of the Company. The hearing on at least one of the motions is scheduled to occur on June 22, 1999. In addition to filing a motion, Messrs. Genger and Gottstein have questioned the legal representative of the Company as to why, if the Company seeks to have the trustee vote such shares at the June 23 meeting of shareholders, the Company has failed to file any Schedule 13D or 13G with the Securities and Exchange Commission disclosing the Company's ownership and intention with respect to such shares.

       Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 17, 1999


                                /s/ Barnard J. Gottstein
                                -------------------------------------
                                Barnard J. Gottstein
                                Individually and as Trustee of the
                                Barnard J. Gottstein Revocable Trust


                                BARNARD J. GOTTSTEIN REVOCABLE TRUST


                                /s/ Barnard J. Gottstein
                                ------------------------------------
                                Barnard J. Gottstein
                                Trustee